UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 1, 2004

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3RD QUARTER RESULTS

EBITDA GROWTH OF MORE THAN 3% DRIVEN BY DOMESTIC MOBILE AND TDC SWITZERLAND

Highlights 3Q 2004:
* Net revenue growth of 3.4%
* EBITDA growth of 3.4%
* Domestic mobile EBITDA growth of 17.5%
* TDC Switzerland EBITDA growth of 10.7%
* Total customer base growth of 8.2%

Outlook for 2004:

* TDC reconfirms EBITDA growth of 5% and net income growth, excluding impact from Belgacom, of 15%.

The full report including tables can be downloaded from the following link: http://hugin.info/2234/R/966665/140673.pdf
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Please contact TDC Investor Relations:
+ 45 33 43 76 80


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                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations